UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Interim Review.

On July 17, 2013, the audit committee of the board of directors of Infinity Cross Border Acquisition Corporation (the “Company”), a blank check company formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities, commonly referred to as a “special purpose acquisition company” or “SPAC”, concluded, in consultation with management and after discussion with Ziv Haft, a BDO member firm (“Ziv Haft”), the Company’s independent registered public accounting firm, that the Company’s financial statements for the quarterly periods ended September 30, 2012 and December 31, 2012 (collectively, the “financial statements”) should no longer be relied upon because the Company accounted for its outstanding public warrants (the “warrants”) as components of equity instead of as derivative liabilities. The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s revenue, operating expenses, operating income, cash flows or cash and cash equivalents which were reported in the financial statements.

The warrants were issued in connection with the Company’s initial public offering. The Warrant Agreement governing the warrants includes a provision (the “Exercise Price Reduction Provision”) that requires the Company to reduce the exercise price by a stated formula if (i) the Company completes a transaction involving a reclassification or reorganization of its outstanding ordinary shares, a merger or consolidation in which it is not the surviving company, or a sale of its assets and (ii) more than 30% of the consideration payable to holders of its ordinary shares as a result of that transaction is not ordinary shares listed on a national securities exchange or the OTC Bulletin Board. The Company believes that many other current and former SPACs have warrant agreements with similar provisions and also have accounted for their warrants as components of equity and not as derivative liabilities.

The Company’s management became aware that certain other former SPACs whose warrant agreements had similar provisions had recently announced that they would be restating their financial statements to account for their warrants as derivative liabilities and not as components of equity. The Company’s management then further evaluated the Company’s warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s equity securities. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s equity securities if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the audit committee, in consultation with management and after discussion with Ziv Haft, concluded that the Company’s warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the transactions that would trigger the Exercise Price Reduction Provision are not inputs to the fair value of the warrants. As a result, the Company should have classified the warrants as derivative liabilities in the financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company has determined that it will restate the financial statements to, and will in its future financial statements (unless the Exercise Price Reduction Provision is removed from the Warrant Agreement in accordance with the terms thereof), reflect the warrants as derivative liabilities at fair value at the end of each accounting period and to reflect a non-cash charge or non-cash gain related to the change in fair value of the warrants from the beginning of each accounting period to the end of each accounting period. Such liabilities and non-cash charges or non-cash gains will not affect the Company’s revenue, operating expenses, operating income, taxes, cash flows or cash and cash equivalents, or any adjusted EBITDA results which the Company may report in the future. The Company intends to file the restated financial statements as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

July 18, 2013	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman